Exhibit 99.1

NEWS RELEASE
PRECISION DRILLING PRICES PRIVATE OFFERING OF US$350 MILLION SENIOR NOTES DUE 2023
Calgary, Alberta, Canada – November 1, 2016
Precision Drilling Corporation (“Precision”) announced today that it has priced US$350 million aggregate principal amount of its 7.750% Senior Notes due 2023 (the “Notes”) in a private offering that is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes will be guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee Precision’s revolving credit facility and certain other future indebtedness. Precision plans to use the net proceeds from this offering, together with cash on hand, to redeem C$200 million of our outstanding 2019 notes, to redeem US$250 million of our outstanding 2020 notes and for other debt repurchases.
The Notes and the related guarantees will be offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements contained in this news release relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

Forward-looking information and statements in this news release include, but are not limited to, the proposed offering of Notes and the use of the net proceeds from the offering. Forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that the offering will be completed as proposed. Although Precision believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward- looking information and statements as Precision cannot give any assurance that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks, which include, but are not limited to, the risk that the offering of Notes will not be completed as proposed or at all and general economic, market and business conditions. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risks factors that could affect Precision’s operations, financial results and the completion of the offering are discussed in Precision’s annual information form and other disclosure documents on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).
The forward-looking information and statements contained in this press release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.
Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
Precision Drilling Corporation

403.716.4566
403.716.4755 (FAX)
Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com